24.0 DATE AND SIGNATURE PAGE

To Accompany the Report Entitled "Amended and Restated Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico" dated January 5, 2009

I, Richard W. Bybee do here by certify that:

1. I reside at 4465 Cobra Drive, Sparks, Nevada 89436 USA

2. I graduated from the California State University at Fresno in 1975 with a B.A. Degree in Geology.

3. I am a Registered Professional Geologist No, PG-1505 in good standing with the Wyoming Board of Registration for Professional Geologists, P.O. Box 3008, Laramie, Wyoming, USA 82071-3008.

4. I have worked as a geologist in the mining industry continuously for over 30 years.

5. I am a member of the Geologic Society of Nevada.

6. I have read the definition of "qualified person" as set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a recognized professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the preparation of the technical report titled "Amended and Restated Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico" dated January 5, 2009. I have visited the La Bufa Property for four site visits including July 16-18, 2005 for the initial reconnaissance, September 12-21, 2006 to conduct the soil survey program, June 6-25, 2007 for geologic mapping and rock outcrop sampling and from February 5, 2008 through March 15, 2008 to initiate the drilling program. Prior to this work for Lincoln Gold I have had no involvement with the La Bufa Property.

8. I am independent of the issuer applying all of the tests in section 1.4 of NI 43-101. I do not have, or expect to receive, directly or indirectly, any interest in the properties or securities of Lincoln Gold Corporation, LPT Capital, Ltd. or any affiliated companies.

9. I have read NI 43-101 and Form 43-101F1, and conclude the Technical Report has been prepared in compliance with that instrument and form. The report has been prepared in conformity with generally accepted Canadian mining industry practice.

10. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11. I consent to filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company files on their websites accessible by the public, of the Technical Report.

Signed and dated this 5th day of January 2009

Richard W. Bybee
Sparks, Nevada


PROFESSIONAL GEOLOGIST
RICHARD WILLIAM BYBEE
PG-1505
WYOMING